Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-201716) of Kenon Holdings Ltd. of our report dated March 29, 2018, appearing in the 2018 annual report on Form 20-F of Kenon Holdings Ltd., relating to the Combined Financial Statements of Distribuidora de Electricidad de Occidente, S.A. (“DEOCSA”) and Distribuidora de Electricidad de Oriente, S.A. (“DEORSA”) as of December 31, 2017 and 2016 and for each of the two years then ended (such Combined Financial Statements are not separately presented in Kenon Holdings Ltd.’s annual report on Form 20-F), which report expresses an unqualified opinion and includes an explanatory paragraph referring to the recoverability of a tax receivable derived from the claim with the Guatemalan Tax Authority (Superintendencia de Administración Tributaria).

/s/ Deloitte, Inc.

April 8, 2019
Panama City, Republic of Panama